UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 7, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 7, 2022, regarding the Turkcell New Technologies Venture Capital Investment Fund.

Istanbul, March 7, 2022

Announcement Regarding the Turkcell New Technologies Venture Capital Investment Fund

An agreement has been made between our Company and Re-Pie Portföy Yönetimi A.Ş. (Re-Pie) to establish a Venture Capital Investment Fund (VCIF) in order to invest in ventures that are in line with our Company’s business model and can create synergies with our Group’s strategic focus areas. On March 7, 2022, the founder, Re-Pie, applied to the Capital Markets Board for the "Re-Pie Portföy Yönetimi A.Ş. Turkcell New Technologies Venture Capital Investment Fund".

With this fund, it is aimed to invest in technology-oriented ventures with high growth potential thereby supporting the respective companies reach their growth targets. Moreover, it is aimed to create strategic and financial benefits and accordingly long-term value for our Company through synergies to be generated with these ventures.

The fund's Investment Committee will consist of a total of 6 members, 3 of which will be Turkcell representatives. The committee's decisions will be determined with the affirmative votes of all Turkcell representatives. Serkan Öztürk, Mehmet Akif Konar and Ali Serdar Yağcı have been elected as the members to the committee as our Company's representatives.

The announcement regarding initiation of discussions to establish the respective fund was postponed as per the Board of Directors decision in accordance with the Article-6 of Capital Market Board’s Communiqué on Material Events Disclosure, due to the fact that such an announcement at a stage when the process was not finalized could have misled investors.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 7, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 7, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer